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                         April 11, 2023

       Dennis Nguyen
       Chief Executive Officer
       Society Pass Incorporated
       701 S. Carson Street, Suite 200
       Carson City, NV 89701

                                                        Re: Society Pass
Incorporated
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2023
                                                            File No. 333-271030

       Dear Dennis Nguyen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Marcelle S. Balcombe